

Mail Stop 3720

August 3, 2009

Mr. Stewart Wallach
Chief Executive Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

      Re: CHDT Corporation
               Preliminary Information Statement on Schedule 14C
               Filed July 29, 2009
               File No. 000-28831

Dear Mr. Wallach:

      We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure regarding your recent corporate actions has been divided into two separate corporate actions. However, we also note that you have increased the authorized shares of common stock, reduced the authorized shares of preferred stock, created two new series of preferred stock and reduced the number of directors that can sit on your board of directors. Please revise your preliminary information statement to clearly present and describe each corporate action separately.

2.   We note that you conducted a private placement of your Series C convertible preferred stock to Involve, LLC in July 2009 that was made in reliance upon Rule 506 of Regulation D under the Securities Act of 1933. At the time of your private placement, you were in registration on Form S-1 for an offering of shares of common stock. We also note that you subsequently withdrew your Form S-1 registration statement. Please provide further details regarding the private placement transaction, including the timing of relevant discussions and negotiations regarding the Series C preferred stock and the decision to withdraw your Form S-1. Include your analysis with respect to the integration of your public offering of common stock and your private placement of Series C convertible preferred stock.

      As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director